SEC 10029112 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 04 2010

122

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SEC FILE NUMBER
8-39136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saturn Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Federal Street
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward A. Lafferty 617-574-3330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pavento, Ratcliffe, Renzi & Co., LLC
(Name – *if individual, state last, first, middle name*)

1000 Franklin Village Drive (Address) Franklin (City) MA (State) 02038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward A. Lafferty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saturn Capital, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY FOREMAN SAVARD
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 12, 2012

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAVENTO, RATCLIFFE,
RENZI & CO., LLC

Business Advisors
Certified Public Accountants

To the Board of Directors of
Saturn Capital, Inc.

In planning and performing our audit of the financial statements of Saturn Capital, Inc. (the Company) (a Massachusetts Corporation and wholly–owned subsidiary of Saturn Asset Management, Inc.) for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System,

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1000 Franklin Village Drive, Suite 208 • Franklin, MA 02038
Tel: 508-553-3091 • Fax: 508-553-3092

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Saturn Capital, Inc. for the years ended December 31, 2009 and 2008 and this report does not affect our report thereon dated February 23, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealer and should not be used by anyone other than these specified parties.

Parenti, Ratcliff, Reyes & Co., LLC

Franklin, Massachusetts
February 23, 2010

PAVENTO, RATCLIFFE, RENZI & CO., LLC

Business Advisors
Certified Public Accountants

To the Board of Directors of
Saturn Capital, Inc.

In planning and performing our audit of the financial statements of Saturn Capital, Inc. (the Company) (a Massachusetts Corporation and wholly–owned subsidiary of Saturn Asset Management, Inc.) for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System,

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1000 Franklin Village Drive, Suite 208 • Franklin, MA 02038
Tel: 508-553-3091 • Fax: 508-553-3092

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Saturn Capital, Inc. for the years ended December 31, 2009 and 2008 and this report does not affect our report thereon dated February 23, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealer and should not be used by anyone other than these specified parties.

Franklin, Massachusetts
February 23, 2010

SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2009

Table of Contents

PAVENTO, RATCLIFFE,
RENZI & CO., LLC

Business Advisors
Certified Public Accountants

To the Board of Directors and Stockholder of
Saturn Capital, Inc.

Independent Auditors' Report

We have audited the accompanying statements of financial condition of Saturn Capital, Inc. (the Company) (a Massachusetts corporation and a wholly-owned subsidiary of Saturn Asset Management, Inc.) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saturn Capital, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pavento, Ratcliffe, Renzi & Co., LLC

Franklin, Massachusetts
February 23, 2010

1000 Franklin Village Drive, Suite 208 • Franklin, MA 02038
Tel: 508-553-3091 • Fax: 508-553-3092

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash and cash equivalents	$ 12,741	$ 294,363
Short-term investments	65,000	50,000
Accounts receivable	573,970	45,000
Prepaid expenses	160,881	95,737
TOTAL CURRENT ASSETS	**$ 812,592**	**$ 485,100**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
CURRENT LIABILITIES		
State income taxes payable	$ 1,305	$ 15
TOTAL CURRENT LIABILITIES	1,305	15
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value:		
Authorized - 300,000 shares		
Issued and outstanding - 11,950 shares	11,950	11,950
Capital in excess of par value	305,291	305,291
Retained earnings	494,046	167,844
TOTAL STOCKHOLDER'S EQUITY	811,287	485,085
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 812,592**	**$ 485,100**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES:		
Commissions	$ 940,039	$ 1,571,426
Interest income	2,571	17,708
Total revenues	942,610	1,589,134
OPERATING EXPENSES:		
Management fees	558,000	1,707,175
Filing fees	12,495	29,200
Legal and accounting fees	9,350	22,071
Rent expense	29,626	30,168
Computer expense	3,341	2,695
Bad debt expense	-	25,000
Other expenses	1,196	940
Total operating expenses	614,008	1,817,249
Net income (loss) before state income taxes	328,602	(228,115)
Provision for state income taxes	2,400	1,265
NET INCOME (LOSS)	**$ 326,202**	**$ (229,380)**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Beginning Balance, January 1, 2008	$ 11,950	$ 305,291	$ 397,224	$ 714,465
Net loss	-	-	(229,380)	(229,380)
Ending Balance, December 31, 2008	11,950	305,291	167,844	485,085
Net income	-	-	326,202	326,202
Ending Balance, December 31, 2009	**$ 11,950**	**$ 305,291**	**$ 494,046**	**$ 811,287**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 326,202	$ (229,380)
Adjustments to reconcile net income (loss) to net cash used for operating activities:		
Bad debt expense	-	25,000
(Increase) decrease in assets:		
Accounts receivable	(528,970)	(45,000)
Prepaid expenses	(65,144)	18,944
Increase (decrease) in liabilities:		
State income taxes payable	1,290	(725)
NET CASH USED FOR OPERATING ACTIVITIES	(266,622)	(231,161)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of short-term investments - NET CASH USED FOR INVESTING ACTIVITIES	(15,000)	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(281,622)	(231,161)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	294,363	525,524
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 12,741**	**$ 294,363**
SUPPLEMENTAL DISCLOSURE AND CASH FLOW INFORMATION:		
Cash paid during the year for: Income taxes	$ 1,660	$ 1,990

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company was incorporated in the Commonwealth of Massachusetts on May 2, 1984. Its primary business activities are the sale of direct participation programs, private placement offerings and acting as a selling group participant for initial public offerings throughout the United States of America. On January 1, 1999 the company became a wholly-owned subsidiary of Saturn Asset Management, Inc. On June 7, 2000 Saturn Asset Management, Inc. became a wholly-owned subsidiary of Saturn Asset Management Trust.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Investments that have a maturity date greater than three months but less than one year are considered short-term investments.

(b) Credit Risk

Financial instruments that potentially subject the company to concentration of credit risk consist primarily of temporary cash investments. The Company has placed its temporary cash investments with a highly rated financial institution. On occasion, the balances in those accounts may exceed the FDIC insured limit. For the year ended December 31, 2009 and 2008, the company's deposits with this institution exceeded the FDIC insured limit of $250,000 per bank by $0 and by $94,713 respectively.

(c) Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

(d) Commissions

The Company earns commissions for private placement services. Commissions are recorded upon the closing of a round of financing.

(e) Accounts Receivable

The Company uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. Management provides for probable uncollectible amounts through a charge to earnings and a credit to allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to trade receivables. Changes in the allowance for doubtful accounts have not been material to the financial statements.

(f) Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

(g) New Accounting Pronouncements

ASC 105 – Generally Accepted Accounting Principles (ASC 105) established the FASB Accounting Codification (ASC) also known collectively as the "Codification", which supersedes all existing accounting standard documents and has become the single source of authoritative non-government U.S. GAAP. All other accounting literature not included in the Codification is considered non-authoritative. The Codification was implemented July 1, 2009 and became effective for interim and annual periods ending after September 15, 2009. All accounting references have been updated, and therefore previous accounting standard references have been replaced with ASC references.

(3) INCOME TAXES

The Company is a member of a consolidated group for federal and state income tax purposes. The Company has elected under a provision of the Internal Revenue Code not to be taxed as a corporation. In accordance with this election as an "S" corporation, the taxable income or loss of the company is reported in the federal income tax return of its shareholder.

(4) NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 (the Exchange Act) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $76,436 that was $76,306 in excess of its required net capital of $50,000. The Company's net capital ratio was .01707 to 1. At December 31, 2008, the Company had net capital of $344,348 which was $344,347 in excess of its required net capital of $50,000 and had a net capital ratio of .000044 to 1.

As the Company does not carry customer accounts and any customer transactions are cleared through another broker-dealer on a fully disclosed basis, the Company is exempt from the provision of Rule 15c3-3 of the Exchange Act. In the opinion of management, the Company complied with the exemptive provisions of Rule 15c3-3 for the periods ended December 31, 2009 and 2008.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

(Continued)

(5) RELATED PARTY TRANSACTIONS

The Company acts as a broker dealer for Saturn Management, LLC, an affiliated company. The Company is assessed a management fee by Saturn Management, LLC for allocation of professional time, office space and other general and administrative expenses. For the years ended December 31, 2009 and 2008, Saturn Capital, Inc. paid Saturn Management, LLC management fees of $558,000 and $1,707,175, respectively. The Company had a prepayment of $160,881 and $95,737 as of December 31, 2009 and 2008 to Saturn Management, LLC.

For the years ended December 31, 2009 and 2008, $685,039 and $1,571,267 respectively of the Company's commissions were earned from the private placement of securities for Knopp Neurosciences, Inc. and Counts Media, Inc. The trustee and primary shareholder of Saturn Asset Management Trust, the parent of Saturn Asset Management, Inc., is also a member of the board of directors of Knopp Neurosciences, Inc. and Counts Media, Inc.

(6) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable approximate their fair market value due to the short term maturities of these instruments. The carrying value of notes receivable and payable approximates the fair value based on current market rates and conditions.

(7) SUBSEQUENT EVENTS

In May 2009, the FASB issued ASC 855, Assessment of Subsequent Events, which establishes reporting requirements for subsequent events. The company evaluated subsequent events through February 23, 2010, which is the date the financial statements were available to be issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

SATURN CAPITAL, INC.

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
NET CAPITAL		
Total stockholder's equity	$ 811,287	$ 485,085
Deductions and/ or charges:		
A. Non-allowable assets:		
Accounts receivable	(573,970)	(45,000)
Prepaid expenses	(160,881)	(95,737)
Net capital	$ 76,436	$ 344,348
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
State income taxes payable	$ 1,305	$ 15
Total aggregate indebtedness	$ 1,305	$ 15
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 50,000	$ 50,000
Excess net capital at 1,000%	$ 76,306	$ 344,347
Ratio: Aggregate indebtedness to net capital	.01707 - 1	.000044 - 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2009 and 2008)		
Net capital, as reported in the company's Part IIa (unaudited) FOCUS report	$ 77,726	$ 389,315
Net audit adjustments	(1,290)	(44,967)
Net capital per above	$ 76,436	$ 344,348